Exhibit 99.1

The Very Good Food Company CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021 (Unaudited – Expressed in Canadian dollars)

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

Notice of No Auditor Review

The accompanying unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2022 of The Very Good Food Company Inc. (the “Company”) have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. Independent auditors have not audited or reviewed these condensed interim consolidated financial statements.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unaudited)

As at	Notes	September 30, 2022	December 31, 2021

Assets

Current assets

Cash and cash equivalents		$ 707,986	$ 21,975,653

Accounts receivable	4	1,514,697	2,101,842

Inventory	5	9,076,890	8,474,255

Prepaids and deposits	6	2,799,374	8,640,286

Loans to related party	12	–	410,268

Total current assets		14,098,947	41,602,304

Assets held for sale	8	178,724	–

Right-of-use assets	7	14,276,720	16,659,502

Property and equipment	8	15,446,050	15,450,608

Prepaids and deposits	6	584,465	707,110

Deferred financing costs	11	1,892,126	3,924,743

Total assets		$ 46,477,032	$ 78,344,267

Liabilities and shareholders’ equity

Current liabilities

Accounts payable and accrued liabilities	9	$ 3,328,953	$ 8,109,161

Deferred revenue		12,210	32,137

Current portion of lease liabilities	10	1,709,096	849,935

Current portion of loans payable and other liabilities	11	6,794,076	1,947,642

Contingent consideration	20	330,000	1,048,000

Derivative liabilities	13	6,411,692	3,942,002

Total current liabilities		18,586,027	15,928,877

Lease liabilities	10	12,727,815	16,764,458

Loans payable and other liabilities	11	-	5,474,605

Total liabilities		31,313,842	38,167,940

Share capital	14	85,024,964	84,751,366

Equity reserves		14,260,805	26,719,047

Subscriptions received (receivable)		4,884,687	(3,750)

Accumulated other comprehensive gain (loss)		74,770	(12,716)

Deficit		(89,082,036)	(71,277,620)

Total shareholders’ equity		15,163,190	40,176,327

Total liabilities and shareholders’ equity		$ 46,477,032	$ 78,344,267

Nature of operations and going concern uncertainty (Note 1)

Commitments (Notes 10 and 23)

Events after the reporting period (Note 25)

Approved and authorized for issue by Board of Directors on November 10, 2022

“Justin Steinbach”	“Dela Salem”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in Canadian dollars, unaudited)

		Three months ended		Nine months ended

	Notes	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Revenue		$ 1,757,240	$ 2,536,097	$ 5,277,030	$ 7,959,861

Procurement expense	7,8,21	(2,557,087)	(2,059,204)	(8,226,190)	(6,214,272)

Fulfilment expense	7,8,21	(931,707)	(1,804,459)	(4,106,308)	(5,833,068)

General and administrative expense	7,8,21	(4,634,719)	(7,089,277)	(12,415,034)	(23,498,714)

Marketing and investor relations expense	21	(208,870)	(2,178,765)	(2,347,801)	(6,904,766)

Research and development expense	8,21	(306,890)	(566,672)	(1,216,212)	(1,448,657)

Pre-production expense	7,8,21	(2,170)	(1,327,009)	(353,020)	(2,868,832)

Operating loss		(6,884,203)	(12,489,289)	(23,387,535)	(38,808,448)

Finance expense	17	(909,252)	(1,089,004)	(3,435,534)	(1,851,981)

Other expenses	18	(1,273,408)	(121,413)	(1,570,206)	(568,586)

Gain on debt modification	11	-	–	16,783	–

Change in fair value of derivative liabilities	13	7,534,886	–	10,572,076	–

Net Loss		(1,531,977)	(13,699,706)	(17,804,416)	(41,229,015)

Other comprehensive loss

Foreign currency translation gain (loss)		152,099	(24,800)	87,486	(15,865)

Comprehensive loss		$(1,379,878)	$(13,724,506)	$(17,716,930)	$(41,244,880)

Loss per share – basic and diluted		$ (0.01)	$ (0.13)	$ (0.14)	$ (0.42)

Weighted average number of shares outstanding – basic and diluted		132,313,288	103,330,623	124,500,841	99,233,603

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars except share amounts, unaudited)

	Number of common shares	Share capital	Equity reserves	Share subscriptions received (receivable)	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity (deficiency)

Balance at January 1, 2021	96,640,432	$ 39,335,150	$ 5,009,980	$ 8,250	$ 6,660	$ (16,717,697)	$ 27,642,343

Issuance of units for cash	5,594,750	20,700,575	–	–	–	–	20,700,575

Issuance of units for finders’ fees	30,000	88,680	25,920	–	–	–	114,600

Share issuance costs	–	(3,195,656)	758,742	–	–	–	(2,436,914)

Issuance of common shares pursuant to the exercise of stock options	198,333	420,172	(310,323)	6,250	–	–	116,099

Issuance of common shares and units pursuant to the exercise of warrants	748,750	4,174,995	(1,776,013)	(14,500)	–	–	2,384,482

Issuance of common shares for services	42,694	227,471	–	–	–	–	227,471

Issuance of common shares for acquisitions	202,005	1,156,437	–	–	–	–	1,156,437

Issuance of warrants for loan	–	–	752,559	–	–	–	752,559

Share-based compensation	–	–	18,406,456	–	–	–	18,406,456

Foreign currency translation loss	–	–	–	–	(15,865)	–	(15,865)

Net loss for the period	–	–	–	–	–	(41,229,015)	(41,229,015)

Balance at September 30, 2021	103,456,964	$ 62,907,824	$ 22,867,321	$ –	$ (9,205)	$ (57,946,712)	$ 27,819,228

Balance at January 1, 2022	118,498,464	$ 84,751,366	$ 26,719,047	$ (3,750)	$ (12,716)	$ (71,277,620)	$ 40,176,327

Issuance of common shares pursuant to the exercise of stock options	714,824	273,598	(94,892)	3,750	–	–	182,456

Issuance of common shares, common share equivalents, and warrants for cash	13,100,000	3,300,075	–	4,884,687	–	–	8,184,762

Share issuance costs	–	(936,659)	–	–	–	–	(936,659)

Derivative liability on issuance of common share equivalents and warrants	–	(2,363,416)	(10,678,350)	–	–	–	(13,041,766)

Share-based compensation (recovery)	–	–	(1,685,000)	–	–	–	(1,685,000)

Foreign currency translation gain	–	–	–	–	87,486	–	87,486

Net loss for the period	–	–	–	–	–	(17,804,416)	(17,804,416)

Balance at September 30, 2022	132,313,288	$ 85,024,964	$ 14,260,805	$ 4,884,687	$ 74,770	$ (89,082,036)	$ 15,163,190

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars, unaudited)

Nine months ended	September 30, 2022	September 30, 2021

Net loss for the period	$ (17,804,416)	$ (41,229,015)

Adjustments for non-cash items:

Finance expense	3,435,534	1,867,040

Change in fair value of derivative liabilities	(10,572,076)	–

Depreciation	2,533,620	1,457,763

Loss (gain) on termination of lease	188,593	(1,600)

Gain on debt modification	(16,783)	–

Impairment of property and equipment	1,215,090	–

Impairment of right-of-use assets	3,103	–

Loss on disposal of equipment	96,943	32,816

Provision for slow-moving inventory	448,817	–

Share-based compensation (recovery)	(1,685,000)	18,406,456

Shares, units and warrants issued for services	–	227,471

Changes in non-cash working capital items:

Accounts receivable	597,945	(1,180,266)

Inventory	(1,020,756)	(4,161,142)

Prepaids and deposits	4,101,637	(880,744)

Accounts payable and accrued liabilities	(4,369,272)	3,028,788

Deferred revenue	(19,927)	(22,990)

Net cash and cash equivalents used in operating activities	(22,866,948)	(22,455,423)

Cash paid for acquisitions	–	(1,250,000)

Cash acquired from acquisitions	–	9,306

Purchase of property and equipment	(2,964,853)	(9,518,458)

Proceeds from sale of property and equipment	84,700	–

Security deposits paid for property and equipment	(438,734)	(1,813,506)

Security deposits refunded for property and equipment	655,008	–

Acquisition of right-of-use assets	(42,270)	(67,332)

Payment of contingent consideration	(718,000)	–

Repayment received from loans to related parties	410,268	–

Net cash and cash equivalents used in investing activities	(3,013,881)	(12,639,990)

Proceeds from the issuance of units for cash (net of share issue costs)	–	18,378,261

Proceeds from the exercise of warrants	–	2,384,483

Proceeds from the exercise of stock options	182,456	116,099

Proceeds from the issuance of common shares and common share equivalents	8,184,762	–

Share issuance costs	(936,659)	–

Proceeds from loans payable	1,126,923	3,475,875

Repayments of loans payable	(1,527,441)	(555,000)

Deferred financing costs paid	–	(2,129,801)

Payments of lease liabilities	(1,992,191)	(1,040,221)

Interest paid	(365,820)	(55,928)

Lease settlement paid	(168,677)	–

Net cash and cash equivalents provided by financing activities	4,503,353	20,573,768

Effect of foreign exchange rate changes on cash and cash equivalents	109,809	(13,925)

Decrease in cash and cash equivalents	(21,267,667)	(14,535,570)

Cash and cash equivalents, beginning of period	21,975,653	25,084,083

Cash and cash equivalents, end of period	$ 707,986	$ 10,548,513

Cash	$ 607,986	$ 10,448,513

Redeemable guaranteed investment certificate (“GIC”)	–	–

Restricted redeemable GIC	100,000	100,000

Total cash and cash equivalents	$ 707,986	$ 10,548,513

Supplemental cash flow disclosures (Note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

1.	Nature of operations and going concern uncertainty

The Very Good Food Company Inc. (the “Company”) was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada. The Company is an emerging plant-based food technology company that designs, develops, produces, distributes, and sells a variety of plant-based meats and other food alternatives. To date, the Company has developed a core product line under The Very Good Butchers brand. The Company changed its name from The Very Good Butchers Inc. to The Very Good Food Company Inc. on October 1, 2019. Effective June 18, 2020, the Company’s common shares commenced trading on the Canadian Securities Exchange (the “CSE”) under the symbol “VERY”. Effective July 27, 2020, the Company’s shares commenced trading on the Frankfurt Stock Exchange under the symbol “0SI”. Effective October 14, 2020, the Company’s shares commenced trading on the OTC QB Market under the symbol “VRYYF”. Effective March 17, 2021, the Company’s shares commenced trading on the TSX Venture Exchange. The Company ceased trading on the CSE on March 16, 2021. Effective October 13, 2021, the Company’s common shares commenced trading on the Nasdaq Capital Market under the symbol “VGFC”. The Company’s registered and records office are located at 800 – 885 West Georgia Street, Vancouver, British Columbia, BC V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. For the nine-month period ended September 30, 2022, the Company generated a net loss of $17,804,416 (2021 - $41,229,015) and negative cash flows from operations of $22,866,948 (2021 - $22,455,423).

The Company has incurred losses since its inception and expects to incur further losses in the development of its business. Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. The Company’s ability to continue as a going concern is dependent on its ability to manage costs, raise additional equity or debt on reasonable terms and/or commence profitable operations in the future. While the Company has been successful in the past in obtaining debt and equity financing, there is no assurance that the Company will be able to do so going forward. The existence of these conditions indicates that there are material uncertainties which may cast significant doubt on the Company’s ability to continue as a going concern.

As of September 30, 2022, the Company had cash and cash equivalents of $707,986, a reduction of $21,267,667 from $21,975,653 as of December 31, 2021. This decrease is primarily related to the Company’s high cash burn during the period especially during the first three months of the current period (the three-months ended March 31, 2022). As of the date of these condensed interim consolidated financial statements, the Company’s cash balance is approximately $773,000 to settle accounts payable and accrued liabilities of approximately $3,300,000.

On August 15, 2022 the Company disclosed that it would need additional financing in order to fulfil its outstanding obligations and fund ongoing operations and that it expected to be able to raise such near term financing. However, negative market conditions made access to capital challenging over the past few months. As such the Company has been managing its short-term liquidity through limited access to the revolving line of credit (the “LOC”) under its senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc. (“Waygar”). Based on recent discussions with Waygar, the Company currently expects to be able to rely on the LOC until the end of December 2022, by which time it will need to have secured alternative financing to ensure the financial viability of its business. No assurance can be provided that the Company’s access to the LOC to the extent necessary will not be further restricted. If access becomes further limited at any time, or if alternative financing is not obtained by December 31, the Company will not be able to continue to operate as a going concern.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

1.	Nature of operations and going concern uncertainty (continued)

In order to address its lack of necessary liquidity, the Company also continues to restrict its cash outflow related to paying trade payables and is utilizing, to the extent possible, alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material inventory to extend the current cash runway. There can be no assurance that these measures will be successful.

The Company’s previously announced strategic review process is still ongoing.

Covid-19 Estimation Uncertainty

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (“COVID-19”) a global pandemic. This has resulted in governments worldwide, including the Canadian government, to enact emergency measures to combat the spread of the virus. These measures, which include social distancing, the implementation of travel bans, and closures of non-essential businesses, have caused material disruption to businesses globally, resulting in an economic slowdown. As at September 30, 2022, the Company has not observed any material impairments of our assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business, financial position and operating results remain unknown at this time. These impacts could include the ability of the Company to raise capital, the impairment in the value of our long-lived assets, or potential future decreases in revenue or the profitability of our ongoing and future operations. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

2.	Basis of presentation and measurement

Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021. These condensed financial statements do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

These condensed interim consolidated financial statements of the Company were authorized for issue by the Board of Directors on November 10, 2022.

Basis of presentation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: The Very Good Butchers Inc., 1218169 B.C. Ltd., 1218158 B.C. Ltd., The Cultured Nut Inc., and Lloyd-James Marketing Group Inc., companies incorporated in the province of British Columbia, Canada, and VGFC Holdings LLC, a company incorporated in the state of Delaware, U.S.A.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All inter-company balances and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared on an accrual basis and are based on historical costs. The presentation and functional currency of the Company is the Canadian dollar. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation have been included.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

2.	Basis of presentation and measurement (continued)

The Company structures its condensed interim consolidated statements of net loss and comprehensive loss on a functional basis.

Critical accounting estimates and judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires the Company to make judgements, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period. The Company’s management reviews these judgements, estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Actual results may differ from these judgements, estimates and assumptions. Information on significant areas of judgement that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements relate to the following:

The determination of the ability of the Company to continue as a going concern is a key area of judgement applied in the preparation of the condensed interim consolidated financial statements as discussed above in note 1. Amortization of right-of- use assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any indicators of impairment of these assets is dependent upon judgements that take into account factors such as economic and market conditions and the useful lives of assets.

Information on significant areas of uncertainty and critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements relate to the following:

Share-based compensation

The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options and warrants granted to directors, officers, employees and service providers and to determine the fair value of its warrant derivative liability. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options. Any changes in these assumptions could have a material impact on the share-based compensation calculation value. See also notes 13 and 16.

Carrying value of inventory

The Company records valuation adjustments for inventory by comparing the inventory cost to its net realizable value. The process requires the use of estimates and assumptions related to future market demand, costs and prices. Such assumptions are reviewed and may have a significant impact on the valuation adjustments for inventory.

Contingent consideration

Contingent consideration arising from a business combination that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

2.	Basis of presentation and measurement (continued)

Impairment

The Company assesses impairment of non-financial assets such as right-of-use assets, and property and equipment.

At each reporting period, the Company reviews whether there are indicators that the recoverable amount of long-lived assets may be less than their carrying amount.

Long-lived assets are reviewed for impairment by estimating the recoverable amount of each cash generating unit (“CGU”) or groups of CGUs to which the long-lived assets relate. Management estimates the recoverable amount of the CGUs based on the higher of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”). The VIU calculations are based on the present value of expected future cash flows. When measuring expected future cash flows, management makes key assumptions about future growth of profits which relate to future events and circumstances. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company’s long-lived assets in subsequent reporting periods.

Leases

The lease liability and right-of-use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the Company’s estimate of its incremental borrowing rates.

3.	Future Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s condensed interim consolidated financial statements.

4.	Accounts receivable

	As at September 30, 2022	As at December 31, 2021

GST receivable	$ 446,274	$ 1,588,641

Trade accounts receivable	1,035,188	337,247

Accrued interest receivable	273	5,394

Other receivable	32,962	170,560

	$ 1,514,697	$ 2,101,842

Trade accounts receivable is recorded net of an allowance for doubtful accounts of $71,951 (December 31, 2021 - $41,350).

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

5.	Inventory

Inventory consisted primarily of raw materials, packaging supplies and finished goods which were either at the retail location, warehouses, storage space or held with third party distributors.

	As at September 30, 2022	As at December 31, 2021

Raw materials	$ 4,294,515	$ 3,446,596

Packaging supplies	1,887,257	1,282,278

Finished goods	2,895,118	3,745,381

	$ 9,076,890	$ 8,474,255

During the nine months ended September 30, 2022, a total of $20,396 (2021 - $50,022) of depreciation expense related to property and equipment was added to finished goods inventory. During the nine months ended September 30, 2022, a total of $10,300 related to right-of-use assets used in production was deducted from finished goods inventory. During the nine months ended September 30, 2021, a total of $39,095 related to right-of-use assets used in production was added to finished goods inventory. Finished goods inventory is recorded net of an allowance for slow-moving inventory of $448,817 (December 31, 2021 - $nil).

6.	Prepaids and deposits

	As at September 30, 2022	As at December 31, 2021

Prepaid expenses	$ 1,523,458	$ 5,234,416

Security deposits	1,264,402	3,345,611

Lease deposits (Notes 10 and 23)	595,979	767,369

	3,383,839	9,347,396

Less: current portion of prepaids and deposits	(2,799,374)	(8,640,286)

	$ 584,465	$ 707,110

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

7.	Right-of-use assets

	Right-of-use building	Right-of-use equipment	Right-of-use vehicle	Total

Cost

Balance, December 31, 2021	$ 16,332,489	$ 1,938,163	$ 33,157	$ 18,303,809

Additions	–	2,668,293	–	2,668,293

Termination of lease	(2,273,226)	(115,440)	–	(2,388,666)

Lease liability reassessment	(1,963,561)	–	–	(1,963,561)

Tenant Improvement credit	(331,695)	–	–	(331,695)

Impairment	–	(13,964)	–	(13,964)

Foreign exchange translation adjustment	242,824	–	–	242,824

Balance, September 30, 2022	$ 12,006,831	$ 4,477,052	$ 33,157	$ 16,517,040

Accumulated Depreciation

Balance, December 31, 2021	$ (1,471,639)	$ (162,041)	$ (10,627)	$ (1,644,307)

Depreciation	(820,881)	(174,960)	(8,077)	(1,003,918)

Termination of leases	373,583	54,306	–	427,889

Impairment	–	10,861	–	10,861

Foreign exchange translation adjustment	(30,845)	–	–	(30,845)

Balance, September 30, 2022	$ (1,949,782)	$ (271,834)	$ (18,704)	$ (2,240,320)

Carrying amounts

Balance, December 31, 2021	$ 14,860,850	$ 1,776,122	$ 22,530	$ 16,659,502

Balance, September 30, 2022	$ 10,057,049	$ 4,205,218	$ 14,453	$ 14,276,720

The additions in right-of-use assets (equipment) during the nine months ended September 30, 2022, are primarily related to the Rupert Facility and Patterson Facility.

Depreciation of right-of-use assets included in the condensed interim consolidated financial statements is split as follows:

	As at September 30, 2022	As at December 31, 2021

Consolidated statements of financial position

Included in inventory	$ 118,141	$ 120,939

		Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Consolidated statements of net loss and comprehensive loss

Included in procurement expense	$ 196,279	$ 90,097	$ 552,682	$ 217,337

Included in fulfilment expense	57,509	56,417	177,723	163,878

Included in general and administrative expense	102,429	30,746	180,688	73,689

Included in pre-production expense	200	136,726	103,125	448,912

	$ 356,417	$ 313,986	$ 1,014,218	$ 903,816

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

8.	Property and equipment

	Restaurant, production, and R&D equipment	Furniture and fixtures	Computer equipment and software	Leasehold improvements	Vehicle	Total

Cost

At December 31, 2021	$ 10,210,651	$ 693,801	$ 511,526	$ 5,116,346	$ 241,773	$ 16,774,097

Additions	2,396,917	53,207	22,991	1,336,063	6,634	3,815,812

Disposals	(722,116)	(8,512)	(4,773)	(252,830)	–	(988,231)

Impairment	(416,713)	(114,394)	–	(1,202,817)	–	(1,733,924)

Reclassified to assets held for sale	(277,973)	–	–	–	–	(277,973)

Foreign exchange translation adjustment	45,392	2,248	1,481	(20,092)	6,960	35,989

At September 30, 2022	$ 11,236,158	$ 626,350	$ 531,225	$ 4,976,670	$ 255,367	$ 17,625,770

Accumulated depreciation

At December 31, 2021	(423,325)	(84,559)	(366,804)	(410,156)	(38,645)	(1,323,489)

Depreciation	(713,276)	(112,970)	(154,850)	(544,936)	(31,765)	(1,557,797)

Disposals	78,157	1,494	3,605	10,128	–	93,384

Impairment	163,937	37,602	–	317,295	–	518,834

Reclassified to assets held for sale	99,249	–	–	–	–	99,249

Foreign exchange translation adjustment	(7,087)	(789)	(1,008)	(137)	(880)	(9,901)

At September 30, 2022	$ (802,345)	$(159,222)	$(519,057)	$ (627,806)	$ (71,290)	$ (2,179,720)

Net book value

At December 31, 2021	$ 9,787,326	$ 609,242	$ 144,722	$ 4,706,190	$ 203,128	$ 15,450,608

At September 30, 2022	$ 10,433,813	$ 467,128	$ 12,168	$ 4,348,864	$ 184,077	$ 15,446,050

As at September 30, 2022, a total of $1,758,578 (December 31, 2021 - $4,492,196) of production equipment, and $nil (December 31, 2021 - $264,060) of leasehold improvements and $nil (December 31, 2021 - $78,497) of vehicle related to property and equipment under construction, and no depreciation has been recognized. The Company will begin recognizing depreciation once the underlying assets are ready for their intended use. During the nine months ended September 30, 2022, the Company recognized an impairment of production and store equipment of $252,776 (2021 - $nil), production and store furniture and fixtures of $76,792 (2021 - $nil) and leasehold improvements of $885,522 (2021 - $nil). As at September 30, 2022, the Company has reclassified $178,724 of restaurant equipment to assets held for sale.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

8.	Property and equipment (continued)

Depreciation of property and equipment included in the condensed interim consolidated financial statements is split as follows:

	As at September 30, 2022	As at December 31, 2021

Consolidated statements of financial position

Included in inventory	$ 296,058	$ 263,609

		Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Consolidated statements of net loss and comprehensive loss

Included in procurement expense	$ 433,533	$ 152,118	$ 1,197,237	$ 298,426

Included in fulfilment expense	7,125	5,214	24,725	7,514

Included in general and administrative expense	153,557	51,009	280,514	120,266

Included in research and development expense	2,449	2,247	7,519	4,285

Included in pre-production expense	–	91,537	27,406	123,456

	$ 596,664	$ 302,125	$ 1,537,401	$ 553,947

9.	Accounts payables and accrued liabilities

	As at September 30, 2022	As at December 31, 2021

Accounts payable	$ 2,352,347	$ 5,077,613

Accrued liabilities	976,606	3,031,548

	$ 3,328,953	$ 8,109,161

10.	Lease liabilities

Lease liabilities consist of leases for retail, production and distribution facilities, equipment and a vehicle. The leases have been discounted using weighted average interest rates ranging between 3.0% and 12.5% as estimated incremental borrowing rates of the Company for similar assets.

	Nine-months ended September 30, 2022	Nine-months ended September 30, 2021

Balance, beginning of period	$ 17,614,393	$ 5,536,287

Additions	2,008,644	12,658,595

Lease payments	(1,992,191)	(1,040,221)

Lease liabilities reassessment	(1,963,561)	–

Termination of leases	(2,384,112)	(24,552)

Interest expense	899,375	986,745

Foreign exchange translation adjustment	254,363	(15,370)

Balance, end of period	$ 14,436,911	$ 18,101,484

Less: current portion of lease liabilities	(1,709,096)	(874,283)

Lease liabilities	$ 12,727,815	$ 17,227,201

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

10.	Lease liabilities (continued)

During the nine months ended September 30, 2022, the Company terminated an equipment lease, the Mount Pleasant facility lease agreement (Note 23(c)), and the Fairview lease and recognized a loss of $188,593 on termination of leases. During the nine months ended September 30, 2022, the Company recognized a reduction in lease liabilities of $1,963,561 related to a reassessment of the lease renewal terms on certain leases.

The Company’s future minimum lease payments for the leases for retail, warehouse, production facilities, equipment and vehicle are as follows:

Fiscal year ending:	Retail, warehouse and production facilities	Equipment	Vehicle	Total

December 31, 2022	$ 372,834	$ 249,087	$ 3,278	$ 625,199

December 31, 2023	1,524,633	994,209	12,175	2,531,017

December 31, 2024	1,540,485	932,726	468	2,473,679

December 31, 2025	1,582,810	333,675	–	1,916,485

December 31, 2026	1,259,711	94,842	–	1,354,553

December 31, 2027 and thereafter	10,612,582	3,571	–	10,616,153

Total lease payments	16,893,055	2,608,110	15,921	19,517,086

Amounts representing interest over the term of the leases	(4,941,069)	(138,432)	(674)	(5,080,175)

Present value of net lease payments	11,951,986	2,469,678	15,247	14,436,911

Less: Current portion	(780,093)	(917,460)	(11,543)	(1,709,096)

Long-term portion	$ 11,171,893	$ 1,552,218	$ 3,704	$ 12,727,815

Further information about our leases facilities is provided in Note 23 Commitments.

11.	Loans payable and other liabilities

	Revolving line of credit Note 11(a)	Senior secured term loan Note 11(a)	Credit facility fee liability Note 11(a)	Financing arrangements Notes 11(b) – (f)	Total

Balance, December 31, 2021	$ 2,451,720	$ 2,125,361	$ 1,756,275	$ 1,088,891	$ 7,422,247

Additions	903,083	–	–	223,840	1,126,923

Discount recognized on amendment	–	–	(16,783)	–	(16,783)

Accretion expense	–	–	107,684	16,385	124,069

Repayments	(143,010)	–	(945,000)	(774,370)	(1,862,380)

Balance, September 30, 2022	3,211,793	2,125,361	902,176	554,746	6,794,076

Less: Current portion	(3,211,793)	(2,125,361)	(902,176)	(554,746)	(6,794,076)

Long-term portion	$ –	$ –	$ –	$ –	$ –

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

11.	Loans payable and other liabilities (continued)

a)

On June 7, 2021, the Company entered into a loan agreement (the “Loan Agreement”) for a senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc. (the “Agent”), as agent for Ninepoint Canadian Senior Debt Master Fund L.P. (the “Lender”). The Credit Facility consists of a $20,000,000 revolving line of credit and a $50,000,000 senior secured asset term loan. The Company can borrow against 85% of eligible accounts receivable balances and 85% of eligible inventory up to a maximum of $3,000,000 on the revolving line of credit. Additionally, the Company can borrow up 85% of the liquidation value of eligible equipment. All amounts drawn under the Credit Facility will incur interest at a rate of 9.95% per annum on the unpaid principal amount of outstanding advances, will be repaid in full upon maturity, and are secured by a first-priority security interest on substantially all of the Company’s assets. The revolving line of credit is also subject to an unused line fee of 1% per annum. The Credit Facility will become due on June 7, 2023, subject to the Company’s option to extend the maturity date for an additional 12 months on terms and conditions to be mutually agreed to between the Company and the Lender, and also subject to a further facility fee in the amount of $630,000 payable on June 7, 2023. In connection with the Loan Agreement, the Company issued 225,000 common share purchase warrants to the Agent with a fair value of $752,559, which are exercisable for one common share of the Company at a price of C$5.62 for a period of 60 months from the date of issuance. In addition, the Company agreed to pay a credit facility fee of $2,520,000 to the Agent, which is payable as follows, as amended: $210,000 payable within 5 days of closing (paid); $105,000 payable on or before July 7, 2021 (paid); $105,000 payable on or before August 8, 2021 (paid); $105,000 on or before September 8, 2021 (paid); $105,000 on or before October 5, 2021 (paid); $630,000 on or before June 6, 2022 (paid); $105,000 on or before July 1, 2022 (paid), $105,000 on or before August 1, 2022 (paid), $105,000 on or before September 1, 2022 (paid), $105,000 on or before October 1, 2022 (paid subsequent to September 30, 2022), $105,000 on or before November 1, 2022 (paid subsequent to September 30, 2022), $105,000 on or before December 1, 2022, and $630,000 on or before June 7, 2023. The Company also incurred other financing costs in cash of $2,262,039 in connection with the financing, consisting of a finder’s fee of $2,037,000 and legal and filing fees of $225,039.

During the year ended December 31, 2021, the Company received a total of $4,577,081 pursuant to the Credit Facility and recognized the net present value of the credit facility fee payable of $2,288,965, including a present value discount of $231,035. During the nine months ended September 30, 2022, the Company received a total of $903,083 pursuant to the Credit Facility and repaid $143,010.

During the nine months ended September 30, 2022, the Company recognized interest and accretion expense on the credit facility fee payable of $107,684 (2021 - $54,238) and interest expense of $353,739 (2021 - $73,237) related to the revolving credit facility and term loan. The Company also incurred an unused line of credit fee of $18,434 (2021 - $12,661) and recognized a gain on debt modification of $16,783 resulting from an amendment to the Credit Facility payment schedule.

As at September 30, 2022, $45,502 is outstanding for interest and $2,021 is outstanding for unused line of credit fees, which are included in accounts payable and accrued liabilities.

The Company incurred debt financing costs totalling $5,303,563, which will be amortized over the term of the Credit Facility at the effective interest rate. During the nine months ended September 30, 2022, the Company recognized accretion expense of the deferred financing costs of $2,032,617 (2021 - $740,085). As at September 30, 2022, the remaining carrying value of the deferred financing costs was $1,892,126 (December 31, 2021 - $3,924,743).

As of September 30, 2022, the Company can borrow $927,994 from the revolving line of credit and $676 from the senior secured asset term loan.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

11.	Loans payable and other liabilities (continued)

b)

On January 28, 2021, the Company entered into an agreement for the purchase of production equipment for $569,214. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totalling $199,225, and the balance is due in 24 equal payments totalling $15,416 per month, starting from the date of the delivery. On September 27, 2021, the equipment was delivered, and the deposit was capitalized in property and equipment. The loan is interest free, secured by the production equipment acquired, and was measured at a fair value of $354,853.

The carrying value of the loan payable will be accreted to the face value of $369,989 over the term of the loan. During the nine months ended September 30, 2022, the Company recognized accretion of the loan of $8,432 (2021 – 387) and made a repayment of $170,451 (2021 - $nil). As at September 30, 2022, the carrying value of the loan payable was $217,223 (December 31, 2022 - $343,000).

c)

On January 28, 2021, the Company entered into an agreement for the purchase of production equipment for $629,358. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totalling $220,275, and the balance is due in 24 equal payments totalling $17,045 per month, starting from the date of the delivery. On September 22, 2021, the equipment was delivered and the deposit was capitalized in property and equipment. The loan is interest free, secured by the production equipment acquired, and was measured at a fair value of $392,133. The carrying value of the loan payable will be accreted to the face value of $409,083 over the term of the loan. During the nine months ended September 30, 2022, the Company recognized accretion of the loan of $7,626 (2021 - $156) and made a repayment of $169,578 (2021 - $nil). As at September 30, 2022, the carrying value of the loan payable was $181,048 (December 31, 2021 - $379,242).

d)

On June 10, 2021, the Company entered into an agreement for the purchase of production equipment for $24,412. Pursuant to the agreement, the Company paid a 35% deposit of the purchase price totalling $8,544, and the balance is due in 24 equal payments totalling $661 per month, starting from the date of the delivery. On October 1, 2021, the equipment was delivered and the deposit was capitalized in property and equipment. The loan is interest free, secured by the production equipment acquired, and was measured at a fair value of $15,225. The carrying value of the loan payable will be accreted to the face value of $15,868 over the term of the loan. During the nine months ended September 30, 2022, the Company recognized accretion of the loan of $327 (2021 - $nil) and made a repayment of $7,934 (2021 - $nil). As at September 30, 2022, the carrying value of the loan was $7,765 (December 31, 2021 - $15,371).

e)

On October 29, 2021, the Company refinanced its directors and officer insurance for $594,141 (US$478,500). The loan bears interest at 15.49% per annum, is secured by the insurance policies, and is repayable in 5 equal instalments of US$99,438. During the year ended December 31, 2021, the Company repaid $242,863. During the nine months ended September 30, 2022, the Company repaid $364,302 and realized foreign exchange loss of $13,024. As at September 30, 2022, the carrying value of the loan payable was $nil (December 31, 2021 - $351,278).

f)

On June 23, 2022, the Company financed its commercial insurance for $223,840. The loan bears interest at 4.98% per annum, is secured by the insurance policies, and is repayable in 11 equal instalments of $19,603. During the nine months ended September 30, 2022, the Company repaid $75,129. As at September 30, 2022, the carrying value of the loan payable was $148,711.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

12.	Related party balances and transactions

Related party balances

On November 16, 2021, the Company entered into loan agreements with its former CEO and its former CRDO to provide individual loans in the amounts of $750,000 and $500,000 to the former CEO and former CRDO, respectively (collectively, the “Loans”). With the express consent of the former CEO and former CRDO, the Loans were amended on November 23, 2021 such that all accrued principal and interest under the former CEO Loan was immediately due and payable and the former CRDO Loan was due and payable within 60 days. Until repayment, the Loans continued to bear interest at a rate of 9% per annum, payable monthly, and, if for any reason a Loan is not paid in full on or before January 18, 2022, the Loan will be secured by certain financial assets commencing on such date.

The former CEO Loan of $750,000 was repaid in full as at December 31, 2021 and the Company received interest of $2,772.

On February 4, 2022, the Company entered into a Share Pledge Agreement (“Pledge Agreement”) with the former CRDO whereby the former CRDO pledged 1,000,000 common shares of the Company (“Pledged Shares”). The former CRDO Loan provided for scheduled repayments prior to maturity. The former CRDO Loan of $500,000 was repaid in full as of September 30, 2022, and the Company received accrued interest of $16,114.

Related party transactions

The Company’s key management personnel have the authority and responsibility for planning, directing, and controlling the activities of the Company and consists of the Company’s executive management team and directors. Compensation was as follows:

		Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Salaries incurred to key management personnel	$ 220,100	$ 543,938	$ 540,784	$ 1,084,246

Directors fees	41,821	25,558	83,107	31,558

Share-based compensation	72,189	1,846,989	(1,990,140)	9,933,230

	$ 334,110	$ 2,416,485	$(1,366,249)	$ 11,049,034

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

13.	Derivative Liabilities

On October 19, 2021, the Company issued 7,500,000 common share purchase warrants with an exercise price of US$2.35 and expiry date of October 19, 2026. Due to the variable nature of the proceeds from exercise of these warrants, the Company recognized a derivative liability of $11,864,649 at the issuance date. The fair value of these liabilities will be revalued at the end of every reporting period and the change in fair value will be reported in profit or loss as a gain or loss on derivative financial instruments.

On June 2, 2022, the Company issued 32,500,000 common share purchase warrants with an exercise price of US$0.2582 and expiry date of June 2, 2027. Due to the variable nature of the proceeds from exercise of these warrants, the Company recognized a derivative liability of $8,064,712 at the issuance date. The fair value of these liabilities will be revalued at the end of every reporting period and the change in fair value will be reported in profit or loss as a gain or loss on derivative financial instruments.

On June 2, 2022, the Company issued 19,400,000 common share equivalents (“Pre-funded Warrants”) with an exercise price of US$0.0001. Due to the variable nature of the proceeds from exercise of these Pre-funded Warrants, the Company recognized a derivative liability of $4,977,054 at the issuance date. The fair value of these liabilities will be revalued at the end of every reporting period and the change in fair value will be reported in profit or loss as a gain or loss on derivative financial instruments.

Nine months ended September 30, 2022

Balance, beginning of period	$3,942,002

Additions	13,041,766

Change in fair value of derivative liability	(10,572,076)

Balance, end of period	$6,411,692

The Company determines the fair value for the purchase warrant derivative liabilities using the Black-Scholes option pricing model. The following table shows the assumptions used in the calculations:

Nine months ended September 30, 2022

Risk-free interest rate	3.32%

Dividend yield	0%

Expected volatility	107.05%

Expected life (years)	4.60

Forfeiture rate	0%

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

14.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital during the nine months ended September 30, 2022

On June 2, 2022, the Company closed a private placement offering with an institutional investor for gross proceeds of $8,184,762 (US$6,500,000) consisting of 13,100,000 common shares, 19,400,000 common share equivalents (“Pre-funded Warrant”), and 32,500,000 share purchase warrants (“Warrant”). Each Pre-funded Warrant is exercisable to acquire one additional common share at a purchase price of US$0.0001 per share. Each Warrant is exercisable to acquire one additional common share at a purchase price of US$0.2582 per share for a period of five years. As the exercise price of the Pre-funded Warrants and the Warrants were denominated in a foreign currency, the amount of proceeds received by the Company from the exercise of these Pre-funded Warrants and Warrants will be variable. As such, the 19,400,000 Pre-funded Warrants and the 32,500,000 Warrants were treated as a derivate liability and the fair value of $13,041,766 at the issuance date was netted against the net proceeds of the 13,100,000 common shares of $2,363,416, with the balance of $10,678,350 allocated to equity reserves (Note 13). In connection with the offering, the Company incurred share issuance costs of $936,659.

During the nine months ended September 30, 2022, the Company issued a total of 714,824 common shares pursuant to the exercise of stock options at $0.25 per share for gross proceeds of $178,706. During the nine months ended September 30, 2022, the Company received $3,750 related to a stock option exercise which occurred during the year ended December 31, 2021.

15.	Warrants

The following table summarizes information about the warrants at September 30, 2022, and the changes for the period then ended:

	Number of warrants	Weighted average exercise price

Warrants outstanding, December 31, 2021	13,663,058	$3.51

Issued	51,900,000	0.22

Expired	(2,209,051)	3.79

Warrants outstanding, September 30, 2022	63,354,007	$0.84

The Company’s warrants are exercisable only for common shares, unless otherwise noted. The following table summarizes information about warrants outstanding and exercisable at September 30, 2022:

Exercise price	Expiry date	Warrants outstanding	Weighted average remaining contracted life (years)

$ 3.70	January 2, 2023	391,632*	0.26

$ 4.60	January 2, 2023	2,812,375	0.26

US$ 2.50	April 14, 2025	525,000	2.54

$ 5.62	June 7, 2026	225,000	3.69

US$ 2.35	October 19, 2026	7,500,000	4.05

US$ 0.2582	June 2, 2027	32,500,000	4.67

US$ 0.0001	-	19,400,000	-

		63,354,007

* Exercisable to acquire one unit at $3.70 per unit until January 2, 2023. Each unit consists of one common share and one-half of one warrant, with each whole warrant exercisable at $4.60 until January 2, 2023.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

16.	Stock options

Pursuant to the Company’s stock incentive plan, the Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price will not be less than $0.10 per share and the market price of the common shares on the trading day immediately preceding the date of the grant, less applicable discounts permitted by the TSX-V. The options that may be granted under this plan must be exercisable for over a period of not exceeding 5 years. The following table summarizes the continuity of the Company’s stock options at September 30, 2022, and the changes for the period then ended:

	Number of options	Weighted average exercise price

Outstanding, December 31, 2021	8,512,206	$4.38

Granted	3,715,000	0.305

Exercised	(714,824)	0.25

Cancelled or forfeited	(5,817,018)	4.64

Outstanding, September 30, 2022	5,695,364	$1.97

Exercisable, September 30, 2022	2,862,516	$3.35

The weighted average share price at the date of exercise for share options exercised during the nine months ended September 30, 2022, was $0.32 (2021 - $4.99).

Additional information regarding stock options outstanding as at September 30, 2022, is as follows:

Exercise price	Stock options outstanding*	Stock options exercisable	Expiry date

$ 3.70	1,042	1,042	October 4, 2022**

$ 5,72	6,666	6,666	October 4, 2022**

$ 7.03	10,000	10,000	October 6, 2022**

$ 3.41	15,000	15,000	October 7, 2022**

$ 3.70	3,125	3,125	October 12, 2022**

$ 7.03	10,000	10,000	October 17, 2022**

$ 0.25	20,000	20,000	October 19, 2022**

$ 7.03	10,000	10,000	October 19, 2022**

$ 4.65	20,000	20,000	October 23, 2022**

$ 7.03	6,666	6,666	October 23, 2022**

$ 0.25	2,000	2,000	October 27, 2022**

$ 0.305	5,000	5,000	October 27, 2022**

$ 3.70	6,667	6,667	October 27, 2022**

$ 7.03	30,000	30,000	October 27, 2022**

$ 0.305	5,000	5,000	November 22, 2022

$ 4.65	7,700	7,700	November 22, 2022

$ 6.21	15,000	15,000	November 22, 2022

$ 0.305	40,000	40,000	December 1, 2022

$ 6.21	120,000	120,000	January 4, 2024

$ 7.10	20,000	20,000	January 26, 2024

$ 7.03	410,000	410,000	January 29, 2024

$ 6.73	75,000	75,000	February 16, 2024

$ 5.72	25,000	25,000	March 8, 2024

$ 3.70	252,292	168,194	July 15, 2024

$ 0.25	25,000	25,000	December 31, 2024

$ 0.25	220,000	220,000	January 1, 2025

$ 0.25	85,000	85,000	June 17, 2025

$ 0.305	3,515,000	878,750	July 14, 2025

$ 1.56	25,000	25,000	August 7, 2025

$ 1.70	5,506	5,506	September 17, 2025

$ 1.60	100,000	100,000	October 7, 2025

$ 4.65	203,700	203,700	November 24, 2025

$ 8.86	150,000	150,000	December 5, 2025

$ 7.03	150,000	112,500	January 29, 2026

$ 3.41	100,000	25,000	October 7, 2026

	5,695,364	2,862,516

* The weighted average remaining life of options outstanding is 2.52 years.

** Expired subsequently

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

16.	Stock options (continued)

Share-based compensation expense is determined using the Black-Scholes option pricing model. During the nine months ended September 30, 2022, the Company recognized share-based compensation recovery of $1,685,000 (2021 – share-based compensation expense of $18,406,456) in equity reserves, of which $1,990,140 of share-based recovery (2021 - $9,933,230 of share-based compensation expense) pertains to directors and former officers of the Company. On July 14, 2022, the Company granted 3,715,000 stock options to employees and directors. The stocks options are exercisable at an exercise price of $0.305 per share and expire on July 14, 2025. The stock options vest over a period of 12 months with 25% of the stock options vesting every four months commencing on the date of grant. The weighted average fair value of options granted during the nine months ended September 30, 2022, was $0.185 per share.

Weighted average assumptions used in calculating the fair value of share-based compensation expense are as follows:

Nine months ended September 30,

2022

Risk-free interest rate	3.21%

Dividend yield	0%

Expected volatility	107%

Expected life (years)	2.99

Forfeiture rate	0%

Expected annualized volatility was determined through the comparison of historical share price volatilities used by similar publicly listed companies in similar industries.

At September 30, 2022, there was $401,751 (December 31, 2021 - $3,950,176) of unrecognized share-based compensation related to unvested stock options which will be recognized over 1.02 years.

17.	Finance expense

Finance expense is comprised of the following:

		Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Interest on finance lease obligations (Note 10)	$ 199,492	$ 341,508	$ 899,375	$ 987,807

Interest and accretion on loans and other liabilities (Note 11)	700,476	750,708	2,528,860	878,820

Other interest	3,433	-	19,478	-

(Reversal of) Interest and other income	5,851	(3,212)	(12,179)	(14,646)

	$ 909,252	$ 1,089,004	$ 3,435,534	$ 1,851,981

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

18.	Other expense

Other expense is comprised of the following:

		Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Loss on disposal of equipment	$98,433	$10,255	$96,943	$32,816

Pre-construction costs*	36	37,258	21,271	184,541

Acquisition-related costs	–	75,500	–	352,829

Impairment of right-of-use assets	–	–	3,103	–

Impairment of property and equipment	1,092,631	–	1,215,090	–

Loss (gain) on termination of lease (Note 10)	37,103	(1,600)	188,594	(1,600)

Loss on contract settlement	45,205	–	45,205	–

	$1,273,408	$121,413	$1,570,206	$568,586

*Pre-construction costs consist of conceptual design and preliminary engineering expenditures incurred on building-out its Mount Pleasant facility (Note 23(c)) and Rupert facility (Note 23(f)). These costs did not meet the capitalization criteria as set out in IAS 16, Property, Plant and Equipment.

19.	Supplemental cash flow disclosures

	For the nine months ended September 30,

	2022	2021

Fair value of Agent’s Warrants and corporate finance fee warrants	$ –	$ 758,742

Fair value of warrants issued in connection with Loan Agreement	–	752,559

Fair value of common share equivalents and warrants issued in private placement	13,041,767	–

Issuance of common shares for finder’s fee	–	114,600

Issuance of common shares for acquisitions	–	1,156,437

Lease liabilities assumed from acquisition	–	(127,543)

ROU assets acquired through leases	2,008,644	12,531,052

ROU assets acquired through acquisition	–	127,043

Property and equipment purchases included in accounts payable and accrued liabilities	1,862,110	1,989,123

Property and equipment acquired through financing arrangements	–	746,985

20.	Financial instruments and financial risk management

Fair value measurements

At September 30, 2022, the carrying value of the Company’s cash and cash equivalents, accounts receivable, loan to related party, deposits, accounts payable and accrued liabilities, and loans payable and other liabilities, all of which are carried at amortized cost, approximate their fair value given their short-term nature or discount rate applied. The Company does not have any financial instruments measured at fair value in the consolidated statement of financial position, except for its contingent consideration, which relates to the previous purchases of The Cultured Nut Inc. and Lloyd-James Marketing Group Inc. and for which there has been no change in fair value to September 30, 2022, and derivative liabilities, which was estimated at fair value using the Black- Scholes option pricing model (Note 13).

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

20.	Financial instruments and financial risk management (continued)

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At September 30, 2022, the Company had cash and cash equivalents of $707,986 (December 31, 2021 - $21,975,653) and a 1% change in interest rates would increase or decrease interest income by approximately $7,100 (December 31, 2021 - $220,000).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits, and accounts receivable. The carrying amount of cash and cash equivalents, security deposits, and trade and other receivables represent the maximum exposure to credit risk, and as at September 30, 2022, this amounted to $3,487,085 (December 31, 2021 - $27,833,734).

The Company’s cash and cash equivalents are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and GST receivable. At September 30, 2022, the Company has $105,867 (December 31, 2021 - $90,822) in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $71,951 (December 31, 2021 - $41,350).

Concentration of credit risk

Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from 3 wholesale distributors of the Company representing 35% (2021 - 13%) of total revenue during the nine months ended September 30, 2022. Of the Company’s trade receivables outstanding at September 30, 2022 and December 31, 2021, 78% and 58% are held with five customers of the Company, respectively.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

As at September 30, 2022, the Company has $707,986 (December 31, 2021 - $21,975,653) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $11,832,125 (December 31, 2021 - $10,906,738) and contingent consideration of $330,000 within this year (see also note 1).

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

20.	Financial instruments and financial risk management (continued)

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2022 and December 31, 2021:

September 30, 2022	Within 1 year	Between 1 -2 years	More than 2 years

Accounts payable and accrued liabilities	$3,328,953	$–	$–

Loans payable and other liabilities	6,794,076	–	–

Financing arrangements	563,226	–	–

Lease liabilities	1,709,096	1,788,660	10,939,155

Contingent consideration on acquisitions	330,000	–	–

	$12,725,351	$1,788,660	$10,939,155

December 31, 2021	Within 1 year	Between 1 -2 years	More than 2 years

Accounts payable and accrued liabilities	$8,109,161	$–	$–

Loans payable and other liabilities	1,151,945	5,181,411	–

Financing arrangements	815,654	298,103	–

Lease liabilities	849,935	912,090	15,852,368

Contingent consideration on acquisitions	1,048,000	–	–

	$11,974,695	$6,391,604	$15,852,368

* See Note 10 for an analysis of the future minimum lease payments of the lease liabilities due in more than 2 years.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities, and deferred revenue that are denominated in US dollars. As at September 30, 2022, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial currency denominated financial assets and foreign exchange loss by approximately $19,760 (December 31, 2021 – $1,398,296). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

21.	Employee benefit expense

The breakdown of the wages and salaries costs within the condensed interim consolidated statements of net loss and comprehensive loss for the nine months ending September 30, 2022, and 2021, are as follows:

		Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

Included in procurement expense

Wages and salaries	$ 973,459	$ 784,168	$ 3,360,855	$ 2,093,458

Share-based compensation	(18,239)	186,401	36,079	729,097

Included in fulfilment expense

Wages and salaries	194,655	426,255	1,035,821	881,021

Share-based compensation	2,963	168,624	(138,521)	921,327

Included in general and administrative expense

Wages and salaries	1,471,201	1,467,583	4,891,177	3,350,917

Share-based compensation	390,744	3,043,998	(1,673,906)	14,931,844

Included in marketing and investor relations expense

Wages and salaries	51,826	201,293	450,518	485,289

Share-based compensation	6,333	183,548	(23,808)	744,654

Included in research and development expense

Wages and salaries	217,112	242,156	777,774	576,558

Share-based compensation	32,913	148,086	115,156	575,950

Included in pre-production expense

Wages and salaries	61	499,335	63,459	948,764

Share-based compensation	–	65,801	–	503,584

Total employee benefit expense	$ 3,323,028	$ 7,417,248	$ 8,894,604	$26,742,463

22.	Capital management

The Company’s primary objectives when managing capital is to maintain a capital structure that allows financing options to the Company in order to benefit from potential opportunities as they arise. The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations and fund expansion opportunities and continue as a going concern (Note 1). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

22.	Capital management (continued)

The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements. The Company has historically relied on debt and equity markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2022.

The Company is subject to externally imposed capital requirement. Pursuant to the loan agreement as described in 11(a), the Company shall maintain a cash coverage ratio of not less than 2.50 to 1.00 as the end of each fiscal quarter. The cash coverage ratio shall mean the ratio of the following: (a) cash on hand as at the end of each fiscal quarter; to (b) (i) at the end of each fiscal quarter prior to the one year anniversary of the closing date of the loan agreement, interest expense of the Company during the most recent fiscal quarter multiplied by four, and (ii) at the end of each fiscal quarter from and after the one year anniversary of the closing date of the loan agreement, interest expense of the Company during for the immediately preceding four fiscal quarters.

23. Commitments

a)

On December 22, 2017, the Company entered into a lease agreement for retail and storage space located at 6-1701 Douglas Street, Victoria, BC. The lease is for a 5-year term, commencing on August 1, 2017 and expiring on July 31, 2022. The base rent due under the lease agreement is $1,252 per month during the first year and increases each subsequent year. For years 2-5, the monthly rent payable is equal to the current monthly minimum rent multiplied by the annual increase of the Consumer Price Index (“CPI”) for the current lease year just ended over the previous lease year. CPI is defined as the consumer price index for the Greater Victoria Area issued by any bureau of statistics for the Government of Canada. The Company will also pay additional rent equivalent to 4% of the Company’s gross retail sales, excluding sales from wholesale orders, in excess of $2,000,000 per annum. During the nine months ended September 30, 2022 and 2021, the Company did not pay additional rent as the gross retail sales, excluding sales from wholesale orders, were under $2,000,000 per annum. The lease expired on July 31, 2022.

b)

On January 1, 2019, the Company entered into a sub-lease agreement for kitchen and retail space located at 2527 Government Street, Victoria, BC. The lease is for a 4.5-year term, expiring on June 30, 2023. The remaining base rent due under the sub-lease agreement is $3,950 per month for the period from January 1 to June 30, 2019, $4,350 per month for the period from July 1, 2019 to June 30, 2020, $4,600 per month for the period from July 1, 2020 to June 30, 2021, $4,800 per month for the period from July 1, 2021 to June 30, 2022, and $5,050 per month for the period from July 1, 2022 to June 30, 2023. Also, in relation to the January 1, 2019 sub-lease agreement, the Company entered into a rental agreement for the use of fixtures and equipment located at 2527 Government Street, Victoria, BC. The lease is for a 4.5-year term, expiring on June 30, 2023. The remaining rent due under the rental agreement is $250 per month for the period from January 1, 2019 to June 30, 2020, $300 per month for the period from July 1, 2020 to June 30, 2021, and $350 per month for the period from July 1, 2021 to June 30, 2023.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

23.	Commitments (continued)

c)

On January 22, 2020, the Company entered into a lease agreement for a facility located in the Mount Pleasant area of Vancouver, BC, which commenced September 1, 2020 for a 10-year term. The facility was meant to house the Company’s second restaurant, along with space for research and development, and offices. Pursuant to the lease agreement, the annual base rent was $332,832 per annum for years 1-3, $348,434 per annum for years 4-6, and $369,236 per annum for years 7-10. The Company paid a security deposit of $246,237, which would be applied towards the rent due for each of the 3rd, 13th, and 25th months of the term, with the balance being held as a security deposit. On June 30, 2022, the lease was terminated, and the Company paid a settlement fee of $350,000 and commission of $50,000 to a real estate agent. The $350,000 settlement fee was partially paid by the remaining security deposit of $188,323. Upon termination, the Company had derecognized the remaining right-of-use asset of $1,844,559, lease liability of $2,291,783 and leasehold improvements of $242,702, resulting in a loss on termination of lease of $195,478.

d)

On August 31, 2020, the Company entered into a lease agreement for a production and distribution facility located in Patterson, California, which commenced on September 1, 2020. The term of this lease is for 5 years and 7 months, expiring on February 28, 2026, with 2 options to extend the term of the lease, each for an additional term of 5 years.

Pursuant to the lease agreement, the annual base rent is US$24,743 per month starting April 1, 2021 and no rent is required for the period from September 1, 2020 to June 30, 2021. The base rent is to be adjusted by 3% on the 1st of April of each year commencing from April 1, 2021. The Company paid a security deposit of US$321,659. As at September 30, 2022, a balance of $409,106 (US$296,916) (December 31, 2021 - $375,774 (US$296,916)) is included in prepaids and deposits as a non-current asset.

e)

On September 22, 2020, the Company entered into a lease agreement for a facility located in Victoria, BC, which commenced January 1, 2021 for a 10-year term. The facility will house the Company’s third restaurant. Pursuant to the lease agreement, the annual base rent is $44,975 per annum for years 1-2, $47,545 per annum for years 3-4, $50,115 per annum for years 5-6, $51,400 per annum for years 7-8, and $52,685 per annum for year 9-10. The lease agreement includes an option to renew for two consecutive five-year periods. The Company paid a security deposit of $12,256. As at September 30, 2022, a balance of $nil (December 31, 2021 - $12,256) is included in prepaids and deposits as a current asset.

f)

On November 11, 2020, the Company entered into a lease agreement for the Rupert facility located in Vancouver, BC, for an initial 10-year term with renewal options for two additional 5-year terms. The facility comprises several units of approximately 45,000 square feet of production, refrigeration, warehousing, R&D and office space. Pursuant to the agreement, the lease commences June 1, 2021 with early possession permitted between January 11, 2021 and March 1, 2021. The annual base rent is $870,061 per annum for years 1 to 2, $948,546 per annum for years 3 to 4, $993,875 per annum in years 5 to 7, $1,039,204 per annum in years 8 to 9, and $1,084,533 per annum in year 10. The Company paid a security deposit of $222,249. As at September 30, 2022, a balance of $111,536 (December 31, 2021 - $111,536) is included in prepaids and deposits as a non-current asset.

g)

On January 20, 2021, the Company entered into an agreement for the lease of production equipment. Pursuant to the agreement, the Company is required to pay 20% deposit of the purchase price totaling $196,514, and the balance is due in 36 equal payments totaling $22,845 per month at an annual interest rate of 3%, starting from the date of the delivery. As of September 30, 2022, the equipment has been delivered, and the deposit of $196,514 was reclassified to right-of-use asset.

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

23. Commitments (continued)

h)

On February 1, 2021, the Company entered into a lease agreement for a warehouse facility located in Victoria, BC. The lease is for a 5-year term commencing February 1, 2021 and expiring on January 31, 2026. The facility comprises approximately 6,288 square feet of warehousing space. Pursuant to the lease agreement, the annual base rent is $94,320 per annum for years 1-2, and $100,608 per annum for years 3-5. The Company paid a security deposit of $63,823, which is included in prepaids and deposits as a non-current asset.

i)

On March 12, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $164,930 at the order date, 20% of the purchase price totalling $109,953 60 days after the order date, 40% of the purchase price totalling $219,907 prior to shipment, and 10% of the purchase price totalling $54,977 which is due 30 days after shipment. As of September 30, 2022, the equipment has not been delivered and the deposit of $164,930 is included in prepaids and deposits.

j)

On December 7, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $169,799 at the order date, 30% of the purchase price totalling $169,799 30 days after order date, 30% of the purchase price totalling $169,799 upon factory acceptance testing and 10% totalling $56,600 which is due 30 days after shipment. As of September 30, 2022, the equipment has not been delivered and the deposit of $169,799 is included in prepaids and deposits.

k)

On December 9, 2021, the Company entered into agreement for the purchase of production equipment. Pursuant to the purchase agreement, the Company is required to pay 30% deposit of the purchase price totalling $197,019 at the order date, 30% of the purchase price totalling $197,019 30 days after order date, 30% of the purchase price totalling $197,019 upon factory acceptance testing and 10% totalling $65,673 which is due 30 days after shipment. As of September 30, 2022, the equipment has not been delivered and the deposit of $197,019 is included in prepaids and deposits.

As at September 30, 2022, the Company did not have any future payments required under non-cancellable short-term or low value leases contracted for but not capitalized in the condensed interim consolidated financial statements.

24.	Segmented Information

The Company’s chief operating decision makers currently review the operating results of the Company as a single reportable operating segment – being the manufacture and distribution of vegan meat and cheese alternatives. The Company operates in two geographic regions: Canada and the United States.

The following is a summary of the Company’s activities by geographic region as at September 30, 2022, and December 31, 2021:

	Canada	United States	Other	Total

Total non-current assets as at September 30, 2022	$30,098,765	$ 2,279,320	$ —	$32,378,085

Total non-current assets as at December 31, 2021	$32,563,769	$ 4,178,194	$ —	$36,741,963

Revenues for the three months ended September 30, 2022	$1,265,551	$ 491,764	$ (75)	$1,757,240

Revenues for the three months ended September 30, 2021	$1,633,111	$ 899,400	$ 3,586	$2,536,097

Revenues for the nine months ended September 30, 2022	$3,649,888	$ 1,622,817	$ 4,325	$5,277,030

Revenues for the nine months ended September 30, 2021	$4,550,144	$ 3,406,131	$ 3,586	$7,959,861

The Very Good Food Company   |   Condensed interim consolidated financial statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited)

24.	Segmented Information (continued)

The following is a summary of the Company’s revenues by revenue channel during the three months and nine months ended September 30, 2022, and 2021:

		Three months ended September 30,		Nine months ended September 30,

	2022	2021	2022	2021

eCommerce	$275,403	$ 1,546,149	$1,737,730	$ 5,937,646

Wholesale	1,310,198	846,747	3,070,395	1,647,707

Butcher shop, restaurant and other	171,639	143,201	468,905	374,508

Total	$1,757,240	$ 2,536,097	$5,277,030	$ 7,959,861

25.	Events after the Reporting Period

a)	Subsequent to September 30, 2022, a total of 146,166 stock options expired without exercise.

b)

On November 10, 2022, the Company entered into a lease surrender in relation to a lease agreement for a warehouse facility as described in Note 23(h), which will become effective November 30, 2022. In connection with the termination of the lease, the Company will incur a settlement fee of $45,352, which will be deducted from its security deposit of $63,823.

THE
VERY GOOD
FOOD CO.

**The Very Good Food Company Inc.**
2748 Rupert Street,
Vancouver, BC,
V5M 3T7 Canada

1.855.526.9254
hello@verygoodfood.com
www.verygoodfood.com